                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                                 ACTIVCARD S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00505N109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)
        [ ]    Rule 13d-1(c)
        [X]    Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.   00505N109                                         PAGE 2 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Investment (II) Ltd ("VI2")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  996,757 shares(1)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               996,757 shares(1)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          996,757 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.5*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (1) Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may be deemed to have the power to vote and dispose of these shares.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 3 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Investment International (III) Inc. ("VII3")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  2,379,531 shares(2)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               2,379,531 shares(2)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,379,531 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.9*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (2) Of these shares, 2,241,321 are currently outstanding and are owned directly by VII3, 10 are currently outstanding and held in the name of Lee Kheng Nam for the benefit of VII3, and 138,200 shares represent ordinary shares issuable upon the exercise of warrants owned directly by VII3. Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte
       Ltd) ("VVH"), as the majority shareholder of VII3, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 4 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Asia Limited ("VAL")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  1,265,956 shares(3)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               1,265,956 shares(3)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,265,956 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.1*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (3) Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 5 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Management (II) Pte Ltd ("VM2")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  2,262,713 shares(4)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               2,262,713 shares (4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,262,713 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.6*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (4) Of these shares, 996,757 are owned directly by VI2 and 1,265,956 are owned directly by VAL. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VAL and VI2 to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by VI2.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 6 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Lee Kheng Nam ("Lee")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  2,262,723 shares(5)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               2,262,723 shares(5)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,262,723 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.6*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------
   (5) Of these shares, 996,757 are owned directly by VI2, 1,265,956 are owned directly by VAL and 10 are held in trust by Lee for VII3. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VAL and VI2 to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by VI2.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 7 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  3,376,288 shares(6)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               3,376,288 shares(6)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,376,288 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [X]

          See footnote (6) below.
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (6) Of these shares, 996,757 are owned directly by VI2, 2,241,321 are owned directly by VII3, 10 are held by Lee on behalf of VII3, and 138,200 represent shares issuable upon exercise of warrants owned directly by VII3. Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte
       Ltd) ("VVH"), as the majority shareholder of VII3 and the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by VII3 and VI2. This amount does not include 1,265,956 shares owned directly by Vertex Asia Limited ("VAL"), of which VVH is the owner of approximately 25% of the outstanding shares. VVH disclaims beneficial ownership of the shares held by VAL. Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 and VAL pursuant to powers of attorney granted by VI2 and VAL to VM2.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 8 OF 16 PAGES
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Singapore Technologies Pte Ltd ("STPL")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  3,376,288 shares(7)
          BY            --------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 --
         WITH           --------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               3,376,288 shares(7)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,376,288 shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [X]

          See footnote (7) below.
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (7) Of these shares, 996,757 are owned directly by VI2, 2,241,321 are owned directly by VII3, 10 are held by Lee on behalf of VII3, and 138,200 represent shares issuable upon exercise of warrants owned directly by VII3. Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte
       Ltd) ("VVH"), as the majority shareholder of VII3 and the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares. This amount does not include 1,265,956 shares owned directly by Vertex Asia Limited ("VAL"), of which VVH is the owner of approximately 25% of the outstanding shares. VVH disclaims beneficial ownership of the shares held by VAL. Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 and VAL pursuant to powers of attorney granted by VI2 and VAL to VM2.

   * Based on 40,404,316 shares outstanding as of December 31, 2001.

                                  SCHEDULE 13G

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                          PAGE 9 OF 16 PAGES
-------------------------                                 ----------------------

ITEM 1.

               (a) Name of Issuer: ActivCard S.A.

               (b) Address of Issuer's Principal Executive Offices: 24-28 Avenue
                   du General de Gaulle, 92156 Suresnes Cedex France.

ITEM 2.

               (a) Name of Person Filing:

                  This Statement is filed by Vertex Investment (II) Ltd ("VI2"), Vertex Investment International (III) Inc. ("VII3"), Vertex Asia Limited ("VAL"), Vertex Management (II) Pte Ltd ("VM2"), Mr. Lee Kheng Nam ("Lee"), Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH") and Singapore Technologies Pte Ltd ("STPL"). The foregoing entities and individual are collectively referred to as the "Reporting Persons."

                  VM2 has been granted a power of attorney by VAL and VI2 to make all voting and investment decisions with respect to all of the issuer's shares held by VAL and VI2. Mr. Lee Kheng Nam is President of VM2 and makes all voting and divestment decisions pursuant to a power of attorney granted to VM2. As a result, VM2 and Mr. Lee Kheng Nam may be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VAL and VI2.

                  VVH is the majority shareholder of VII3 and owns more than 45% of the outstanding shares of VI2. STPL is the majority shareholder of VVH. As a result of their share ownership positions, VVH and STPL may be deemed to control VI2 and VII3 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by such entities. VVH owns approximately 25% of the outstanding shares of VAL but disclaims beneficial ownership of the issuer's shares held by VAL.

               (b) Address of Principal Business Office:

                  The address for VI2, VAL, VM2, Lee and VVH is:
                      77 Science Park Drive
                      #02-15 Cintech III
                      Singapore 118256

                  The address for VII3 is:
                      P. O. Box 957
                      Offshore Incorporations Centre
                      Road Town
                      Tortola, British Virgin Islands

                  The address for STPL is:
                      51 Cuppage Road,
                      #09-01 Starhub Centre
                      Singapore  229469

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 10 OF 16 PAGES
-------------------------                                 ----------------------


               (c) Citizenship:

                  VAL, VI2, VM2, VVH and STPL are each corporations organized under the laws of Singapore. VII3 is a corporation organized under the laws of the British Virgin Islands. Lee is a citizen of Singapore.

               (d) Title of Class of Securities:

                  Ordinary Shares

               (e) CUSIP Number:

                  00505N109


ITEM 3.        Not Applicable.

ITEM 4.        OWNERSHIP.

               The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2001.

               (a) Amount beneficially owned:

                   See Row 9 of cover page for each Reporting Person.

               (b) Percent of class:

                   See Row 11 of cover page for each Reporting Person.

               (c) Number of shares as to which the person has:


                  (i)   Sole power to vote or to direct the vote:
                        See Row 5 of cover page for each Reporting Person.

                  (ii)  Shared power to vote or to direct the vote:
                        See Row 6 of cover page for each Reporting Person.

                  (iii) Sole power to dispose or to direct the disposition of:
                        See Row 7 of cover page for each Reporting Person.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Row 8 of cover page for each Reporting Person.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Under certain circumstances set forth in the organizational documents of each of VI2, VII3 and VAL, the shareholders of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a shareholder.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 11 OF 16 PAGES
-------------------------                                 ----------------------


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

               Not applicable.

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 12 OF 16 PAGES
-------------------------                                 ----------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          VERTEX INVESTMENT (II) LTD.

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  Director
                                                --------------------------------


                                          VERTEX INVESTMENT INTERNATIONAL (III)
                                          INC.

Dated:  February 8, 2002                  By:     /s/ SIM MONG TEE
                                             -----------------------------------

                                          Name:   Sim Mong Tee
                                               ---------------------------------

                                          Title:  Director
                                                --------------------------------


                                          VERTEX ASIA LIMITED

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  President of Vertex Management
                                                  (II) Pte Ltd, Attorney-in-Fact
                                                --------------------------------


                                          VERTEX MANAGEMENT (II) PTE LTD

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  President
                                                --------------------------------


                                          LEE KHENG NAM

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 13 OF 16 PAGES
-------------------------                                 ----------------------


                                          VERTEX VENTURE HOLDINGS LTD

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  Director
                                                --------------------------------


                                          SINGAPORE TECHNOLOGIES PTE LTD

Dated:  February 8, 2002                  By:     /s/ CHUA SU LI
                                             -----------------------------------

                                          Name:   Chua Su Li
                                               ---------------------------------

                                          Title:  Company Secretary
                                                --------------------------------

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 14 OF 16 PAGES
-------------------------                                 ----------------------


                                  EXHIBIT INDEX



Exhibit

Exhibit A:   Agreement of Joint Filing

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 15 OF 16 PAGES
-------------------------                                 ----------------------


                                    EXHIBIT A

                            Agreement of Joint Filing

        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ActivCard S.A. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.


                                          VERTEX INVESTMENT (II) LTD.

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  Director
                                                --------------------------------


                                          VERTEX INVESTMENT INTERNATIONAL (III)
                                          INC.

Dated:  February 8, 2002                  By:     /s/ SIM MONG TEE
                                             -----------------------------------

                                          Name:   Sim Mong Tee
                                               ---------------------------------

                                          Title:  Director
                                                --------------------------------


                                          VERTEX ASIA LIMITED

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  President of Vertex Management
                                                  (II) Pte Ltd,
                                                  Attorney-in-Fact


                                          VERTEX MANAGEMENT (II) PTE LTD

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  President
                                                --------------------------------


                                          LEE KHENG NAM

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

-------------------------                                 ----------------------

CUSIP NO.  00505N109                                         PAGE 16 OF 16 PAGES
-------------------------                                 ----------------------



                                          VERTEX VENTURE HOLDINGS LTD

Dated:  February 8, 2002                  By:     /s/ LEE KHENG NAM
                                             -----------------------------------

                                          Name:   Lee Kheng Nam
                                               ---------------------------------

                                          Title:  Director
                                               ---------------------------------

                                          SINGAPORE TECHNOLOGIES PTE LTD

Dated:  February 8, 2002                  By:     /s/ CHUA SU LI
                                             -----------------------------------

                                          Name:   Chua Su Li
                                               ---------------------------------

                                          Title:  Company Secretary
                                                --------------------------------